UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TELECOMMUNICATION SYSTEMS, INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

87929J103
(CUSIP Number)

DECEMBER 31, 2006
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	87929J103	SCHEDULE 13G	Page	2	of	13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Riverview Group, LLC 11-3485705
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,159,386
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,159,386
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,732
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	87929J103	SCHEDULE 13G	Page	3	of	13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 41,346
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 41,346
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,732
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON OO, BD

CUSIP No.	87929J103	SCHEDULE 13G	Page	4	of	13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Integrated Holding Group, L.P. 13-3631307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,159,386
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,159,386
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,732
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	87929J103	SCHEDULE 13G	Page	5	of	13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,200,732
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,200,732
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,732
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	87929J103	SCHEDULE 13G	Page	6	of	13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,200,732
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,200,732
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,732
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	87929J103	SCHEDULE 13G	Page	7	of	13

Item 1.
	(a)	Name of Issuer:

TeleCommunication Systems, Inc., a Maryland corporation (the "Company").

	(b)	Address of Issuer’s Principal Executive Offices:

275 West Street Annapolis, Maryland 21401

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Riverview Group, LLC c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millenco, L.L.C. c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Integrated Holding Group, L.P. c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management, L.L.C. 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

Class A common stock, par value $0.01 per share ("Class A Common Stock")

	(e)	CUSIP Number:

87929J103

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No.	87929J103	SCHEDULE 13G	Page	8	of	13

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

   (i) 1,159,386 shares of Class A Common Stock were owned by Riverview Group, LLC, a Delaware limited liability company ("Riverview"); and

   (ii) 41,346 shares of Class A Common Stock were owned by Millenco, L.L.C., a Delaware limited liability company ("Millenco"), formerly known as Millenco, L.P., a Delaware limited partnership.

   In addition, Riverview has an open short position of 1,212,186 shares of Class A Common Stock, which position is not netted against the data provided herein for the purpose of determining the number of shares beneficially owned by any of the Reporting Persons.

   The managing member of Riverview is Integrated Holding Group, L.P., a Delaware limited partnership ("Integrated Holding Group") and consequently may be deemed to be the beneficial owner of any shares held by Riverview. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the managing partner of Integrated Holding Group and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Integrated Holding Group. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Integrated Holding Group, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

   Note: Millennium Partners, L.P., Millennium SMC LLC and Millennium SMC (Cayman) Ltd. are limited partners of Integrated Holding Group. As such, Millennium Partners, L.P., Millennium SMC LLC and Millennium SMC (Cayman) Ltd. do not have investment or voting control over Integrated Holding Group or its securities positions.

CUSIP No.	87929J103	SCHEDULE 13G	Page	9	of	13

(b) Percent of Class:

   3.7% (see Item 4(a) above) which percentage was calculated based on 32,026,254 shares of Class A Common Stock outstanding as of September 30, 2006, as reported in the Company’s Quarterly Report on Form 10-Q, dated as of November 7, 2006.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   1,200,732

(ii) Shared power to vote or to direct the vote

   -0-

 (iii) Sole power to dispose or to direct the disposition of

   1,200,732

(iv) Shared power to dispose or to direct the disposition of

   -0-

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☑ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

CUSIP No.	87929J103	SCHEDULE 13G	Page	10	of	13

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	87929J103	SCHEDULE 13G	Page	11	of	13

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of February 13, 2007, by and among Riverview Group, LLC, Millenco, L.L.C., Integrated Holding Group, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No.	87929J103	SCHEDULE 13G	Page	12	of	13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 13, 2007

RIVERVIEW GROUP, LLC

By: Integrated Holding Group, L.P.,
       its managing member

By: Millennium Management, L.L.C.
       its managing partner

By:  /s/ Terry Feeney
     Name: Terry Feeney
     Title:   Chief Operating Officer

MILLENCO, L.L.C. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

CUSIP No.	87929J103	SCHEDULE 13G	Page	13	of	13

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.01 per share, of TeleCommunication Systems, Inc., a Maryland corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 13, 2007

RIVERVIEW GROUP, LLC

By: Integrated Holding Group, L.P.,
       its managing member

By: Millennium Management, L.L.C.
       its managing partner

By:  /s/ Terry Feeney
     Name: Terry Feeney
     Title:   Chief Operating Officer

MILLENCO, L.L.C. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander